SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

First South Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

33646W 10 0

(CUSIP Number)

Thomas A. Vann
1311 Carolina Avenue
Washington, North Carolina  27889
(252) 946-4178

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Page 1 of 5 Pages

CUSIP No. 33646W 10 0	13D/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS:

Thomas A. Vann

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		259,462

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		184,770 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		259,462

WITH	10	SHARED DISPOSITIVE POWER:

184,770 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

444,232

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.56% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) Consists of shares owned by the Reporting Person’s spouse.
(2) Based on 9,738,096 shares outstanding on March 18, 2009.

Page 2 of 5 Pages

Securities and Exchange Commission
Washington, DC  20549

This Amendment No. 4 to the Schedule 13D is being filed by Thomas A. Vann (the “Reporting Person”).  This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of First South Bancorp, Inc. (the “Issuer”).  The executive office of the Issuer is located at 1311 Carolina Avenue, Washington, North Carolina  27889.

Item 5.  Interest in Securities of the Issuer.

This Item 5 is being amended and restated as follows:

(a)
As of the date of this Amendment No. 4 to Schedule 13D, the Reporting Person beneficially owned 444,232 shares, or 4.56% of the 9,738,096 outstanding shares of Common Stock.  Such total includes the 184,770 shares as to which the Reporting Person shares voting and dispositive power with his spouse.

(b)
The Reporting Person has sole voting and dispositive power with respect to 190,596 shares owned directly and with respect to 68,866 shares owned by the Reporting Person through his IRA. The Reporting Person shares voting and dispositive power with respect to the 184,770 shares owned by his spouse, Lee M. Vann, including 10,370 held through Mrs. Vann’s IRA. Mrs. Vann’s residence address is 923 Isabella Avenue Ext., Washington North Carolina 27889. She is not employed, has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not in the last five years been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, and is a United States citizen.

(c)
The following transactions in the Issuer’s Common Stock were effected by the Reporting Person for the period beginning 60 days prior to September 19, 2008, the date on which the Reporting Person ceased to be the beneficial owner of 5% of the Issuer’s Common Stock, to the date of this filing.

Page 3 of 5 Pages

Date of Transaction	Number of Shares	Price Per Share	Description of Transaction
8/14/2008	2,166	N/A	Acquisition -- Dividend adjustment to shares held in 401(k) Plan
8/14/2008	2,521	$18.9640	Open Market Sale
8/19/2008	1,360	18.2573	Open Market Sale
8/20/2008	33	18.2500	Open Market Sale
8/22/2008	3,618	18.0018	Open Market Sale
8/26/2008	618	17.7646	Open Market Sale
8/27/2008	33	17.7500	Open Market Sale
8/28/2008	288	17.7500	Open Market Sale
8/29/2008	100	17.7500	Open Market Sale
9/2/2008	1,538	17.7202	Open Market Sale
9/3/2008	2,437	17.6500	Open Market Sale
9/3/2008	654	18.0000	Open Market Sale
9/4/2008	124	18.0000	Open Market Sale
9/8/2008	5,000	18.0000	Open Market Sale
9/8/2008	1,676	18.2500	Open Market Sale
9/11/2008	1,200	18.0175	Open Market Sale
9/16/2008	6,000	18.0000	Open Market Sale
9/18/2008	7,480	17.8721	Open Market Sale
9/19/2008	5,320	18.5000	Open Market Sale
9/22/2008	24,320	18.0169	Open Market Sale
9/23/2008	931	17.9672	Open Market Sale
9/24/2008	200	17.6200	Open Market Sale
9/25/2008	4,549	17.7613	Open Market Sale
11/3/2008	816	14.2300	Open Market Sale
11/4/2008	1,190	14.2314	Open Market Sale
1/21/2009	2,000	10.5000	Open Market Sale
1/22/2009	5,000	10.4013	Open Market Sale

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by the Reporting Person.

(e)
If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:    ☒

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2009	/s/ Thomas A. Vann
Thomas A. Vann

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